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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-65402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/16 and ending 09/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coburn Group, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)
1826 W Newport Avenue
(No. and Street)

Chicago (City) IL (State) 60657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Andrew C. Coburn (773)388-8187
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, #214A
(No. and Street)

Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2017

OATH OR AFFIRMATION

I, **Lisa K. Coburn**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Coburn Group, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Financial Officer
Title

Notary Public


OFFICIAL SEAL
AURELIA NORIEGA
Notary Public - State of Illinois
My Commission Expires Apr 9, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, **Lisa K. Coburn**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Coburn Group, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Chief Financial Officer
Title



Notary Public


OFFICIAL SEAL
PETRA ALVAREZ
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/14/21

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Coburn Group, LLC

We have audited the accompanying statement of financial condition of Coburn Group, LLC as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coburn Group, LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 20, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash and cash equivalents	$ 198,018
Fees receivable	73,041
Prepaid expense	181,971
Office furniture and equipment, net of $11,921 accumulated depreciation	2,132
TOTAL ASSETS	$ 455,162

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses	$ 3,000
TOTAL LIABILITIES	$ 3,000
MEMBERS' CAPITAL	$ 452,162
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 455,162

The accompanying notes are an integral part of this financial statement.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Coburn Group, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on May 3, 2002. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the referral of customers to hedge funds.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition - The Company records fee revenue from hedge funds in the period in which the service was performed. All of the Company's revenue was generated by one of the members of the Company. No compensation has been paid or incurred by the Company for the production of this revenue.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 7 regarding fair value of defined benefit plan assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2017, the Company's net capital and required net capital were $195,018 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 1.5%.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company has elected to file as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 5 - RELATED PARTIES

The Company paid $12,000 to the members for use of office space.

The members have provided administrative assistance to the Company without reimbursement.

NOTE 6 - MAJOR CUSTOMER

100% of the Company's fee revenue for the year ended September 30, 2017 is derived from one customer. This customer comprises 100% of the fees receivable balance at September 30, 2017.

NOTE 7 - DEFINED BENEFIT PLAN

The Company maintains a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2011 and covers eligible employees, as defined. Such employees are 100% vested after completing six years of service with the Company. At September 30, 2017, the Plan had one active participant.

At September 30, 2017, the Plan's projected benefit obligation was $733,540 and the fair value of Plan assets was $915,511, leaving the Plan over-funded by $181,971, which is included as a prepaid expense on the Statement of Financial Condition. The Company contributed $200,000 during the year ended September 30, 2017.

The net periodic pension cost for the year ended September 30, 2017 was $120,413. Substantially all of the Plan's assets are invested in publicly-traded funds, all of which are Level 1, which primarily trade equity securities.

Other information about the Plan and its assumptions is as follows:

Assumed discount rate	5.50%
Assumed return on Plan assets	5.50%
Rate of compensation increase	0%
Measurement period	10/1/16–9/30/17
Census data as of	12/31/16
Value of assets set to fair value as of	9/30/17
Benefits paid during the year ended	$ 0

Benefit payments are not expected until the year ending September 30, 2031.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

NOTE 8 - 401(k) PLAN

The Company has adopted a deferred compensation plan, commonly referred to as a 401(k) Plan. Employees become eligible for the plan after one year of service and having attained age 21. The Company is also permitted to make additional discretionary profit sharing contributions, which vest over a six-year period. The plan is on a calendar year end. Company profit sharing contributions to the plan for the year ended September 30, 2017 was $18,000 for calendar year 2016. This amount is included in retirement plans expense on the Statement of Operations.